Execution Version

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Penske Automotive Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 per share)

(Title of Class of Securities)

70959W103

(CUSIP Number)

Lawrence N. Bluth, Esq.

General Counsel

Penske Corporation

2555 Telegraph Rd.

Bloomfield Hills, MI  48302

248-648-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penske Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,763,812

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,426,594

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,975,249 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.5%

14.	Type of Reporting Person (See Instructions) CO

(1)

The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 30,763,812 shares, representing 34.1% of the voting Common Stock outstanding.

(2)

The parties to the Stockholders Agreement (as defined in Item 6 to this Amendment 26) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholder Agreement.. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 6 to Schedule 13D filed on February 5, 2010 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui under this Schedule 13D, Penske Corporation would beneficially own 47,534,466 shares, representing 52.7% of the Voting Common Stock outstanding.

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Roger S. Penske

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,211,437

	8.	Shared Voting Power 30,763,812

	9.	Sole Dispositive Power 1,425,551

	10.	Shared Dispositive Power 30,426,594

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,975,249 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.5%

14.	Type of Reporting Person (See Instructions) IN

(1)   The parties to the Stockholders Agreement (as defined in Item 6 of this Amendment 26) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and because Penske Corporation (of which Mr. Penske is Chief Executive Officer and Chairman and a controlling stockholder) is party to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui.  Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui.  In Amendment 6 to Schedule 13D filed on February 5, 2010 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares.  Including the shares reported by Mitsui, Mr. Penske would beneficially own 47,534,466 shares, representing 52.7% of the Voting Common Stock outstanding.

CUSIP No. 70959W103	13D

This Amendment No. 26 (the “Amendment”) amends and supplements the Schedule 13D originally filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”), Penske Capital Partners, L.L.C., a Delaware limited liability company (‘PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”),  Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed September 14, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, Amendment No. 20 filed on January 31, 2006, Amendment No. 21 filed on March 9, 2006, Amendment No. 22 filed on September 14, 2006, Amendment No. 23 filed on January 7, 2010, Amendment No. 24 filed on January 21, 2010 and Amendment No. 25 filed on February 10, 2010 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”).  Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D, as amended. Information reported in the Schedule 13D remains in effect to the extent that is amended, restated or superseded by information contained in this Amendment No. 26 or a prior amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 26 and is incorporated herein by reference.

Item 5.  Interests in Securities of the Issuer

Based on information provided by the Company, as of July 30, 2013, there were 90,201,959 shares of Voting Common Stock outstanding. Based on this amount of shares of Voting Common Stock outstanding:

(a)         As of July 30, 2013:

•                  Penske Corporation beneficially owned 31,975,249 shares of Voting Common Stock, representing 34.5% of the Voting Common Stock outstanding.  These figures reflect the beneficial ownership of shares by Roger S. Penske and Penske Corporation as a group.  The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 30,763,812 shares, representing 34.1% of the outstanding Voting Common Stock.  See Annex A for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

•                  Roger S. Penske beneficially owned 31,975,249 shares of Voting Common Stock, representing 34.5% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement (as defined in Item 6 below) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholder Agreement.  Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui.  In Amendment 6 to Schedule 13D filed on February 5, 2010 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares.  Including the shares reported by Mitsui under this Schedule13D and Roger S. Penske, and Penske Corporation would beneficially own 47,534,466 shares of Voting Common Stock, representing 52.7% of the Voting Common Stock outstanding.

(b)         As of July 30, 2013:

•                  Penske Corporation shared power to direct the vote of 30,763,812 shares of Voting Common Stock and shared power to direct the disposition of 30,426,594 shares of Voting Common Stock.  See Annex A for information with respect to directors and executive officers of Penske Corporation.

•                  Roger S. Penske had the sole power to direct the vote of 1,211,437 shares of Voting Common Stock, shared power to direct the vote of 30,763,812 shares of Voting Common Stock, had the sole power to direct the disposition of 1,425,551 shares of Voting Common Stock and shared power to direct the disposition of 30,426,594 shares of Voting Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 30, 2013, Penske Corporation and its wholly owned subsidiary, Penske Automotive Holdings Corp (together with Penske Corporation, “Penske”) entered into a Stockholders Agreement (the “Stockholders Agreement”) with Mitsui.  The Stockholders Agreement terminates and supersedes the prior Stockholders Agreement, dated as of March 26, 2004, by and among International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske and Mitsui (the “Prior Stockholders Agreement”).  The Stockholders Agreement is filed with this Amendment No. 26 as Exhibit 46 and is incorporated herein by reference.

The Stockholders Agreement has a term expiring on March 26, 2024 (i.e., the 10th anniversary of the expiration date of the Prior Stockholders Agreement).  Among other things, the Stockholders Agreement requires that Mitsui vote all of the shares of Common Stock they beneficially own in favor of up to 14 persons voted for by Penske for election as directors of the Company.  The Stockholders Agreement also requires that Penske vote all of the shares of Common Stock beneficially owned by Penske in favor of (i) one representative of Mitsui for election as a director of the Company as long as Mitsui beneficially owns 10% or more (but less than 20%) of the Common Stock, and (ii) two representatives of Mitsui for election as directors of the Company as long as Mitsui beneficially owns 20% or more of the Common Stock.  In addition, in the event Penske desires to transfer equity securities in the Company to a third party during the term of the Stockholders Agreement (other than one or more transfers not exceeding 1,992,408 shares in the aggregate), Penske must permit Mitsui to participate in such transfer on a pro rata basis.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 46                     Stockholders Agreement by and among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A), Inc., Penske Corporation and Penske Automotive Holdings Corp. dated as July 30, 2013

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSKE CORPORATION

/s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.

President

July 30, 2013

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roger S. Penske
Roger S. Penske

July 30, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
46	Stockholders Agreement by and among Mitsui & Co., Ltd., Mitsui & Co. (U.S.A), Inc., Penske Corporation and Penske Automotive Holdings Corp. dated as July 30, 2013

CUSIP No. 70959W103	13D

Annex A

Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	President, Penske Corporation (1)	80,560 (sole voting and dispositive power)
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	5,750
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
DIRECTORS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	President, Penske Corporation (1)	80,560 (sole voting and dispositive power)
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D’Arcy	Partner, Quantum Group LLC 2301 W. Big Beaver Road, Suite 535 Troy, MI 48084	400
Gregory W. Penske	President, Penske Automotive Group, LLC 3534 N. Peck Road El Monte, California 91731	25,420
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,594
Richard J. Peters	Managing Director, Transportation Resource Partners, L.P. (1)	62,760
Patrick G. Ryan, Jr.	Chief Executive Officer, Incisent Labs Group 833 W. Jackson Blvd., Suite 800 Chicago, IL 60607	0
John E. Doddridge	Director, Penske Corporation (1)	0
Brian Hard	President, Penske Truck Leasing Corporation 2675 Morgantown Road Reading, PA 19607	12,634
Ludvik F. Koci	Director, Penske Corporation (1)	12,634
Greg C. Smith	Director, Penske Corporation (1)	0
R. Jamison Williams, Jr.	Senior Partner, Williams, Williams, Rattner & Plunkett 380 N. Woodward Ave., Suite 300 Birmingham, MI 48009	3,224

(1)           The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954